 PRESS RELEASE

VEOLIA WATER WINS IMPORTANT PARTNERSHIP CONTRACT WITH
CHINA'S LEADING OIL REFINING COMPANY

Paris, January 25, 2006 - Veolia Water, the water division of Veolia Environnement, has just signed an important partnership contract with a subsidiary of Sinopec, China’s leading oil refiner. Under this agreement, Veolia Water and Sinopec Corp. Beijing Yanshan PetroChemicals (BYP) will set up an equally-owned joint venture to operate facilities to recover, treat and recycle industrial wastewater at BYP’s site at Yanshan, located 50 kilometers to the south west of Beijing.

Under the 25-year agreement between Veolia Water and Sinopec, the joint venture will be managed by Veolia Water and will generate estimated revenue of €580 million.

The treatment facilities consist of four wastewater treatment stations with a total capacity of 129,000 m3/d and two recycling units that will re-inject water into the manufacturing cycle with a total capacity of 40,000 m3/d. They will treat water from the refinery and the six petrochemical units that make up the Yanshan industrial complex, as well as the domestic liquid waste from the site.

Veolia Water will contribute to the partnership its expertise in treating and recycling industrial liquid waste that has been widely developed by the company over the past five years in all the key areas of manufacturing. In Asia, for example, Veolia Water operates in the refining, petrochemical, micro-electronics, and auto-manufacturing sectors.

"This partnership with the refining division of one the world’s leading oil companies confirms the credibility of the services that Veolia Water offers and the confidence of operators in our expertise in the industrial water cycle. It also represents a significant step in strengthening Veolia Water’s business portfolio in parallel with the municipal business that has grown very strongly over the past three years. It is right in the mainstream of the initiative being taken by the Chinese authorities to comply with international regulations for the treatment of industrial wastewater, to which we can contribute proven expertise,” commented Antoine Frerot, the Chief Executive Officer of Veolia Water.

Veolia Water, the water division of Veolia Environnement, is the world’s leading water services company. A specialist in the outsourced management of water services and water treatment for local municipalities and manufacturing and service companies, it is also one of the world’s leading companies in the design of technical solutions and the construction of water service facilities. Veolia Water serves 110 million people across the world and its revenue in 2004 amounted to €9.8 billion. The company employs 67,800 people. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE:VE) is the leading environmental services company in the world. Operating in five continents, the company provides made-to-measure solutions for manufacturing companies and municipalities in four complementary areas of business: water management, waste management, energy management, and the management of passenger transportation systems. In 2004, Veolia Environnement had revenue of €24.7 billion and employed 250,000 people. www.veoliaenvironnement.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com